Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following article was released on IPO Edge on December 13, 2021 and the following episode of the “SPAC Insider Podcast” was released on December 15, 2021. A copy of the article, a transcript of the podcast and social media posts relating to the business combination are being filed herewith as written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

I.	IPO Edge Article

AI Meets Solar: Join Founder & CEO of Heliogen in Fireside Chat Dec 17 at 11AM ET

IPO Edge and the Palm Beach Hedge Fund Association will host a fireside chat with the Founder & CEO of Heliogen, Inc. on Friday, Dec. 17 at 11am ET to discuss the pending business combination with Athena Technology Acquisition Corp. (NYSE: ATHN), business outlook and future plans for growth, and Heliogen’s AI-enabled concentrated solar power systems. The live event will feature Heliogen Founder & CEO Bill Gross joined by IPO Edge Editor-in-Chief John Jannarone and Editor-at-Large Jarrett Banks in a moderated video session lasting approximately 60 minutes and including a Q&A with the audience.

To register, CLICK HERE

Heliogen is a renewable energy technology company focused on eliminating the need for fossil fuels in heavy industry and powering a sustainable future. The company’s AI-enabled, modular concentrated solar technology aims to cost-effectively deliver near 24/7 carbon-free energy in the form of heat, power, or green hydrogen fuel at scale – for the first time in history. Heliogen was created at Idealab, the leading technology incubator founded by Bill Gross in 1996. For more information about Heliogen, please visit heliogen.com.

On July 6, 2021, Heliogen entered into a definitive business combination agreement with Athena Technology Acquisition Corp. (NYSE: ATHN). Upon the closing of the business combination, Heliogen will become publicly traded on the New York Stock Exchange under the new ticker symbol “HLGN”. Additional information about the transaction can be viewed here: heliogen.com/investor-center/.

Mr. Gross will discuss:

●	Business outlook and plans for growth following business combination with Athena Technology Acquisition Corp. (NYSE: ATHN)

●	Heliogen’s proven AI-enabled concentrated solar power technology and its role in replacing fossil fuels and powering industry with near-24/7 available renewable energy

●	HelioHeat providing carbon-free, ultra-high temperature heat to power heavy industrial processes

●	HelioPower providing power made from sunlight using supercritical CO2turbines to power industrial facilities, data centers, and mining operations

●	HelioFuel providing clean fuels like green hydrogen that can be used to power industry and as fuel in transportation, heavy equipment, and household heating

About the Speakers:

Bill Gross is the Founder and CEO of Heliogen. Bill is the founder of more than 150 companies over the last 30 years. Bill has a mechanical engineering degree from Caltech and his specialty is solar energy.

II.	SPAC Insider Podcast Transcript

Heliogen Podcast
Monday, December 13, 2021

PARTICIPANTS Bill Gross - Founder and CEO, Heliogen Phyllis Newhouse - Co-Founder and CEO, Athena Technology Acquisition Corp. Nick Clayton - SPAC Insider Podcast Marlena Haddad - SPAC Insider Podcast

Nick Clayton

Hello and welcome to another SPAC Insider podcast. I’m Nick Clayton, and this week my colleague Marlena Haddad and I will be speaking with Bill Gross, founder and CEO of Heliogen.

Heliogen announced a business combination with Athena Technology Acquisition Corp. in July. It is developing a new type of renewable power plant that uses AI to direct thousands of mirrors at a single point. This can generate dozens of megawatts of power as well as potential heat and hydrogen outputs for industrial clients and grids beyond.

We talk about the maturing landscape of renewable power and the difficult use cases that existing designs have yet to find solutions for. We also speak with Phyllis Newhouse, CEO of Athena Technology, to get the SPAC side view of the transaction as well as some differentiators that its all female team brought to the table. Take a listen.

Nick Clayton

Right. So, first off, Bill, I’d love to just start off by getting into your background a bit. You have founded so many companies in your career it’s difficult to count, including two that now have pending SPAC deals. So, before we jump into Heliogen specifically, what made you become a repeat founder, and to what do you attribute your success so far?

Bill Gross

Well, thank you for that compliment. I have been an entrepreneur all my life. As a teenager, I saw the possibilities of using my hands to build things when I took woodshop in junior high school to take materials and make them more valuable through design, and that was intoxicating to me. So, I used to make lamps and checkerboards and bowls, and I used to take apart old AT&T phones and repackage them in plexiglass cases and sell them at the Rose Bowl swap meet here in Pasadena.

And then I lived through the energy crisis in 1973. And there was an Arab oil embargo such that gasoline was being rationed, and I saw that you could only buy $5.00 of gasoline each day. And I really wanted to learn about alternative energy because I thought how could there be somewhere in the world where they could turn off your supply of energy that is so essential for life? And that got me really passionate about alternative energy.

I studied about it in the library. I started making little things in metal shop, solar devices, and I started running ads in the back of Popular Science magazine to sell those devices. And I sold 10,000 of these plans for $4.00 each, plans and kits to make little solar devices, and that actually paid my way through college.

And then after graduating from college with a mechanical engineering degree, it was the year the IBM PC came out. And that led to an explosion of software opportunity, so I started writing software for the IBM PC and I started a company that I sold to Lotus. I started another educational software company that I sold to Vivendi. So, I was just hooked on entrepreneurship. I was just booked on this idea that you could use your brain and build intellectual property and make valuable things for other people.

And I had so many ideas after the Netscape IPO. When Netscape had its IPO in 1995, and all of a sudden there was the Internet browser with all these worldwide users, I had so many different ideas for things to start. But I wanted to, rather than be a serial entrepreneur, which I had been all my life, become a parallel entrepreneur and start multiple companies in parallel, and I started Idealab as a technology incubator to do that.

I modeled it after the Thomas Edison lab in New Jersey where he worked on many, many different things at once and spun them out into separate companies. So, there was a separate company for the phonograph, a separate company for the lightbulb, which became GE, a separate company for the motion picture camera. And I wanted to start something where I could prototype different things and spin them off under separate leadership teams to build big companies.

And so, I’ve been passionate about this all my life. At Idealab, I’ve learned so much about what it takes to build a successful startup. We’ve started more than 100 companies over the last 25 years since we started Idealab. And we’ve had more than 50 IPOs and acquisitions from across those.

But then after the dot-com crash, I really went back to my true love, which was renewable energy, something I had done when I was in high school. And I felt that the world needs this now more than ever, and now I have the resources. When I was doing this as an experiment in metal shop in 10th grade, I didn’t have the resources. But after some successful companies at Idealab, I now have the resources to hire great people from Caltech and MIT and engineering schools, and I have the resources to build the machine shop.

So, I really got excited about how can I make an impact there. I started a number of companies, and then of course now both Energy Vault and Heliogen have been wildly successful because they’re at the right place at the right time. One thing I learned about entrepreneurship is timing really matters a lot. I actually gave a whole TED Talk about timing because it matters so much. And those companies are perfectly timed for what the world needs right now.

Nick Clayton

Yes, definitely. And so, in particular, Heliogen addresses a real problem. We’re kind of getting to this point where renewable energy is out there. The costs are coming down. It’s scaling in a lot of ways. But I feel like Heliogen is almost like a company that’s fitting in as this technology and as the possibilities are maturing, and that it is now looking at a specific problem within that. It’s not a question of if we can get solar production, it’s how can we now refine and optimize it.

Bill Gross

You’re exactly right. Well, a few things have happened. The first is the world cares about this right now. The whole world has seen the impacts of climate change. The whole world has seen that companies need to reduce their CO2 footprint if they want to have customers and shareholders and consumers who buy their products. So, that’s one thing that’s happened.

But the other thing is Moore’s Law, and that’s really the basis of some of the success of Heliogen. We are using computation to reduce the cost of renewable energy. If you look at all the commodities over the time of history, whether it’s steel or pork or coffee or anything, it always fluctuates up and down as supply and demand wane, as production--as different seasons come and go. But the one thing that’s only gone down in cost every month, every year consistently for 50 years is computation power, because Moore’s law is packing more transistors on a chip for less money every year.

So, if you can use that computation power to reduce the price of renewable energy, you’ve got a weapon in your arsenal that fossil fuels don’t have. Fossil fuels don’t behave according to Moore’s law. They behave on how you can dig them out of the ground and how you can transport them around the earth.

So, Heliogen has harnessed the power of Moore’s law and more computation to use more bytes and fewer atoms. We can use fewer atoms of steel or fewer atoms of glass or fewer atoms of materials, which always have a cost, and put in more bytes, more computation, more robotics, more AI, more automation, and use that to drive down the cost.

And it’s really what you said at the beginning, which is it’s got to be cost competitive. People aren’t going to switch from fossil fuels just for the sake of doing it. You have to win on dollars, and now, finally, you can. And just a few years ago for the first time in history, you can make electrons from PV panels and from wind cheaper than fossil fuels. It’s the cheapest electrons ever made in human history, and now they’re actually more cost-effective.

The only problem with PV and wind it’s only during the day or only when the wind is blowing, only when the sun is shining, when the wind is blowing. What Heliogen is doing is using the technology of Moore’s law to store that energy so we can have that energy 24 hours a day, which is what industry needs.

Industry--all of industry operates 24/7. You can’t have an industrial plant that only runs an eight hour shift, because the CapEx of your plant is too large. You have to run all day long. Obviously, smaller retail companies can run eight hours a day. And of course, residential customers, they go to sleep at night. But industry runs 24/7. So, we have a unique solution for heavy industry, which is pretty much the biggest polluter and biggest energy users on earth, and that’s what Moore’s Law has allowed us to do.

Nick Clayton

Great. And can you walk us through how it works and how you’re capturing this lost and excess power from the PV plants?

Bill Gross

Yes. So, we concentrate sunlight with mirrors. We have a field of thousands of mirrors. Imagine like a huge magnifying glass where you’ve got 100 acres of mirrors all concentrating sunlight to a single spot on the top of the tower. So, we’re not using PV panels. We’re just using mirrors, just reflecting the photons to a single spot, but we’re reflecting megawatts of energy.

When you gather the energy over 100 acres of land, you’ve got 40 megawatts of energy in a very, very hot spot. So, what’s great about that is heat is easy to store. Electrons are hard to store. Electrons, you need batteries to store. Batteries are very expensive. Even with lithium-ion coming down, very, very expensive; storing heat, very easy. You can store heat in a piece of rock or sand or ceramic tile. Think about putting a pizza stone in your oven and heating it up very hot. Imagine putting a thousand pizza stones in your oven, heating them up. When you turn the heat off, those stones stay hot for a very long time, like a week if it’s an insulated system you put them in.

So, we are storing thermal energy at a very high temperature because of our system of software controls to get all the mirrors to point properly. We’re storing that thermal energy, which is very inexpensive, and now an industrial customer can use that heat as they need it. So, if they need heat all night long for steam for their production operation, we can give them heat all night long, even after the sun has gone down.

So, our technology really is computer controlled mirrors making very high temperatures, storing that thermal energy and then releasing it to our customers exactly how they need it. And that’s really the breakthrough.

Helena Haddad

So, how does the efficiency of Heliogen’s plant design compare to other sources, both renewable and fossil fuel based?

Bill Gross

The efficiency is higher. The efficiency is higher because we’re not converting the heat, the sunlight to electricity immediately in the PV panel. We’re converting it to heat, which we can hold onto, and then convert it to electricity at higher efficiency. So, PV panels are typically around 17% to 20% efficient, and our conversion of heat to electricity is between 37% and 40% efficient, so almost double the efficiency of conversion.

And then, comparing it to fossil fuels, it’s just a matter of cost. Can we produce those kilowatt hours for a lower price than by burning stuff? Basically, fossil fuels are burning stuff, and our heat is coming not by burning anything. There’s no CO2 emissions from our heat. Our heat is just gathered from the sun’s rays.

So, over time, we plan to significantly beat the price of fossil fuels for our customers. By 2026, we plan to be only $0.05 a kilowatt hour, and electricity made from natural gas is typically $0.06 to $0.07 a kilowatt hour. So, our plan is to beat the price of fossil fuels.

Helena Haddad

So, what would you say separates Heliogen from other solar refinery designs that are out there?

Bill Gross

Yes. Most of the other companies making solar right now are producing it either for residential or for commercial, like for commercial buildings, or for utility scale. Very few people are focusing on the industrial sector. The reason the industrial sector is so challenging is for two reasons. One, because they are needing the power 24/7 so they have to have storage. And two is they’re usually in remote locations like, in a desert. Often, some of our mining customers or steel factories or cement companies, they’re located far off the grid or in very hot locations like mining in a mountain or something like that.

So, you can’t really take PV panels and have batteries in those locations for storage, because the batteries will catch on fire. In fact, recently there was a large installation of batteries in Australia that caught on fire because they were outdoors in very high temperatures. Batteries work really well in our mobile devices, work really well in our garage where it’s cool, or very well in our cars where there’s a cooling system. But if you put batteries in an industrial site, it’s very dangerous.

So, our main ability is to be distributed at the location of these industrial customers, to provide them with 24-hour energy with storage, and to not have chemical storage, which is dangerous and hazardous from a fire standpoint.

Nick Clayton

Yes, that actually kind of answers what my next question was going to be. And just that we mentioned the falling prices for a lot of different types of renewable power generation, and just whether or not you think that there is ever a point at which some of that other stuff becomes cheap enough that that becomes kind of a competitive pressure on your own approach, or that maybe, okay, we’ll power every--all the daylight stuff, we’ll have enough solar for that and we’ll just power the industrial stuff off of hydro or something like that. But it sounds like there are such difficult use cases that there’s always going to be a place for Heliogen. What do you see the price pressure dynamic being?

Bill Gross

The price pressure only would come from renewable energy with storage. And right now, renewable energy with 24 hours of storage is way too expensive. You can add a little bit of batteries, lithium-ion batteries, to solar arrays to maybe get one hour, two hours, maybe as much as four hours of storage. But if you want to run through the night, you need 16 hours of storage, eight hours of sunshine plus 16 hours of storage. No technology is close to being able to do that. So, we really feel we have a very competitive advantage for industrial customers.

Further, the other great news is we’re going through an energy transition of enormous scale. This is a bigger opportunity probably than the industrial revolution. The amount of new technology that needs to be built to power the planet is so large for a few reasons. One, energy is the lifeblood of our civilization. The planet is growing, and more people in developing world countries are going to be getting the conveniences that we have in the United States and in the developed world; air-conditioning, automotive transportation, all the other conveniences and devices, the mobile devices that we have, all the power-hungry things.

So, we need a lot of new energy for the planet. There are trillions of dollars of total addressable market. So, I would love for other people to enter this area, because we need everything. In fact, I often go around saying we need the equivalent of a thousand shots on goal. We need many, many attempts of different styles of technology to satisfy the world’s hungering demand for energy.

Energy accounts for all of our convenience and comfort in our lifestyle. In fact, I don’t think people even realize how much energy is part of our GDP, and if you have more energy your GDP will be higher, but also how much energy is embedded in everything around us, in our materials, in our iPhone, in our car, in our building, in our bridges, in our roads. All those materials just took energy to be made. So, we need a lot more of that to make society have all the comfort and convenience it wants. So, it’s a very, very big market.

Nick Clayton

And also just looking through your materials, it looks like a big key to your success is going to be your relationship with Rio Tinto, ArcelorMittal, and other strategic partners. What can you tell us about those relationships you’ve already established and what you’re doing together?

Bill Gross

We have a great strategic partner with ArcelorMittal, who is the largest steel company in the world. And they have been an investor in our company before our IPO, and they’re also an investor in our PIPE going along with our SPAC offering right now. They’re a big believer in our technology. Why do they need something like us?

They are a steelmaker who wants to make green steel over time. The world is demanding for them to reduce their CO2 emissions in the making of steel. And when you make steel, there’s lots of CO2 emissions. There are CO2 emissions when you burn the fuel to make the heat to melt the iron ore. There are CO2 emissions when you make the electricity to make the iron ore, and there’s CO2 emissions for the hydrogen that’s used to make steel. So, all three of those things are things that we can do to aid them over time to do that.

We have another large customer, Woodside Energy. They’re the largest oil and gas producer in all of Australia. They drill for natural gas and they export it. They use it both in Australia but they export it to Southeast Asia because they have so much natural gas in Australia. They want to become a more renewable company. How do they become a more renewable company? Well, first they can power their own operations renewably by making electricity to power their own refineries and plants.

But second, they can make green hydrogen in Australia and export hydrogen to Japan and Hong Kong and Indonesia and Malaysia, who all don’t have fossil fuels but want fuel. Right now they export natural gas to them. But if they can export green hydrogen, and Australia is an unbelievably great continent for doing that because they have so much sunshine and so much land and proximity to Southeast Asia.

So, with Woodside Energy, we have signed a definitive agreement with them to build a first plant. We have a limited notice to proceed on buying all the long lead items to build a first plant here in California, and then subsequent to that we’ll build many plants with them in Australia. So, they’re a great partner.

And then Rio Tinto, we’ve signed an MOU with them, which will be turning into an agreement over time, to build plants for them at their mining facilities. So, Rio Tinto, they’re the second biggest mining company in the world, and they have mines all over. Many of them are in desert high sun locations, and they use a huge amount of energy to extract minerals out of the ground and to use steam to separate the minerals. So, we can make steam for them with our concentrated sunlight and we can make electricity for them.

All of these companies are under pressure to reduce their CO2 emissions. All of these companies are under pressure to save money. Energy is a very big part of the budget of these companies. In some cases, energy is a bigger expense for them than people, meaning it’s that high of an item because all of these mineral extraction, all of these energy producing things, it takes energy to do them. So, we really have a chance to make a big impact on their bottom line and a big impact on their environmental and social justice line as well by reducing their CO2 emissions.

Helena Haddad

Right. So, the different energy outputs of Heliogen’s refineries have different effective ranges in terms of what they can power. Can you just elaborate upon where do you see these refineries being set up, and just how constrained are you geographically if you’re trying to connect all three outputs at once?

Bill Gross

That’s a really great question. We produce three different things. We can produce heat which needs to be used locally. So, if we produce heat for a customer, it has to be used within a few miles of their plant. So, they have to have land adjacent to their plant to be able to do that.

The second thing we can do is produce electricity. That can be transported a couple hundred miles through transmission lines. So, that has to be near the customer in the same vicinity, usually the same state as the customer, but not actually adjacent.

The third thing we can do is produce hydrogen. That is a molecule. That’s not an electron. That’s a molecule. You could put that on a ship. You could put that in a pipeline. A molecule can be transported 10,000 miles. A molecule is just like the fossil fuels we move around from the Middle East to Long Beach, California. So, a molecule you could make in Australia or in Chile where the sun is great and move it all the way to Japan.

So, each of our customers has different needs. But one of the novel things about our technology is we can locate our plant right on a customer’s property if they have land and sunshine. So, when we talk to a customer, let’s say even like an ArcelorMittal or Rio Tinto, we look at all their properties around the world. And the first thing we do is pick the ones that have great sunshine, so maybe you eliminate a plant in Finland but you go to a plant in Spain or Morocco where the sun is really great, and then we eliminate any plant that’s maybe right in the city where there’s not a lot of land around it. But most of these plants are not in the city. Most of these plants are out in industrial areas, so they almost always have land around them.

So, by selecting plants that have sunshine and land adjacent, it typically cuts the number of locations in half. So, maybe they have a hundred locations worldwide, we’ll pick the best 50 to start with. But that still gives us 50 locations to build at, which is even more than we can handle. I mean, the opportunity which each of these customers--any one of these customers could be billions and billions of dollars of revenue because of the number of different locations they have. So, the size of the market is not the problem. Everything is about execution in our company, just scaling our company to meet all this global demand that’s happening right now.

Helena Haddad

And have you received any pushback from the sustainability side that perhaps your clean energy refineries will be potentially connected to some dirty industrial processes?

Bill Gross

So far we have only gotten cheering because we’re helping these industrial processes reduce their emissions. So, think of it this way for mining. Mining is a relatively dirty industry, but we need the materials. I mean, we won’t have roads or iPhones if we don’t have aluminum. We won’t have steel. We won’t have bridges. So, we need the materials.

There’s two ways to make them; burn fossil fuels to make them or get the heat from the sun. So, everybody has been in favor of our technology because we’re helping get these same materials that we need anyway but doing it with fewer CO2 emissions. So, we’ve mostly had people cheering for us.

Nick Clayton

Great. Well, and just moving on to kind of the SPAC side for a bit here, as we talked about the top, you’re the rare founder to be involved in two SPAC transactions at once. So, what ultimately decided you to opt for the SPAC process rather than a traditional IPO or just continued private funding?

Bill Gross

Two things happened in the last year. The first is that, after COVID hit, the amount of companies who were adjusting their purchasing to reduce their CO2 emissions was a game changer. All of a sudden, companies were getting pushback on their boards and from the consumers that they need to change, because everybody was re-looking at climate change in a new way when the whole world was impacted all together.

The second thing that happened is our cost came down so that companies could adopt our technology and save money, not adopt our technology and spend more. Our customers are looking to make 8% to 10% unlevered return by adopting our technology compared to burning fossil fuel. So, they’re not doing this to lose money. They’re doing this to make more money.

So, those two things happened, which caused a crazed amount of new demand. The demand is so broad globally right now. The combination of the new administration in the United States, the combination of what just happened at COP26, the combination of Europe considering a border tax on carbon, the combination of the price of carbon going up around the world on the carbon exchanges, all of those things have made the demand scale like crazy.

So, what else happened? The opportunity for people to invest in companies with huge potential down the road has changed. All of a sudden, investors are believing in this as a long-term solution because money is to be made. And they wouldn’t be believing this if this was just a novelty. This is because there’s real dollars that companies are spending to do this.

So, we felt that the SPAC opportunity, if we could find great partners, and both of the companies, Energy Vault and Heliogen, found really great SPACs that have belief in the long-term value of these opportunities, people who could add value to the company. So, for example at Heliogen, the SPAC we are joining with is an all women led SPAC, Athena, and Phyllis Newhouse is an incredible entrepreneur in her own right with all kinds of cybersecurity expertise. And she’s bringing that to our board, so she’s joining the board with me to build this company long-term.

Stacey Abrams was on that SPAC, and Stacey Abrams is joining my Board of Directors at Heliogen. She has great political connections and can help us really navigate what it takes to build this in many states across the country. We’ve been able to recruit incredible other energy executive board members. David Crane, he was formerly CEO of NRG, Paddy, who’s the CEO of ACWA Power in the Middle East, all these people are joining our company.

The ability to get more capital and more expertise to capitalize on the staggering size of this opportunity was so attractive because I’ve been wanting to make a difference in this area my whole life, as I told you. Back as a teenager, I was caring about this, and now a whole bunch of things have converged to actually make it possible. So, we’re taking advantage of this sea-change that’s happened in the world just at this moment. 2020 probably will be the turning point of the whole world moving from a burning everything in sight mentality to let’s make our energy through physics, not through chemistry. Chemistry was burning everything. Physics is using all the cleverness of the laws of physics to get our energy in other ways, whether it’s nuclear or solar or wind, but using all of the properties of physics to power our planet. That will make the planet sustainable, and I feel like we really are at that great place where that can happen.

Nick Clayton

And so, to move things a little more over to the SPAC side, Phyllis, can you tell us a little bit about your process in terms of how many companies you looked at, and how did you narrow down on Heliogen?

Phyllis Newhouse

When we looked at the SPAC market, we were really looking for disruptive technology. And we built out the Board of Directors and the advisors, we wanted a company that we could combine with really where we could deploy our skill sets and our expertise. However, we had a very stringent process. It was very strict, and we were looking for a company. And when we were assessing, we started with over 200 companies, quickly narrowed it down to 25, down to 10, and down to our top five.

And when we looked at our top five, Heliogen checked all of the boxes. So, we were looking for disruptive technology. We were looking for somebody that was really bringing disruption in their industry. We were looking for great management teams. We were looking for a company that we thought had the ability to scale in the public market. We were also looking for a company where we could be of value in helping them scale with resources and connections, and also too understanding the technology.

And we also, me coming out of cyber, knew that if we were to go with any tech company, there would be a great deal of cyber security that would be needed as well. So, we had a lot of expertise on the team as well for that. So, again, strict criteria, public ready assessment, red flagged quickly, and Heliogen checked all the boxes, and that’s how they became our number one.

Helena Haddad

And so, I’d say that Athena is pretty unique among SPACs in that it consists of an all female management team. So, why was it so important to you to get a female led SPAC operating in the market?

Phyllis Newhouse

That’s a great question. One of the reasons, we looked at the market. We assessed the market. We looked at who the players were, and we looked over a period of time. And we noticed that Betsy Cohen had been the only major SPAC player out there other that was a woman led SPAC. And so, we felt like this was an opportunity to change the industry. Let’s step in. Let’s see how we can change the industry.

But you know what was surprising about the whole process is that investors didn’t seem to care about that. What we saw, because of the quality of SPAC managers and their board of advisors and the management team, what they saw initially was, wow, what an amazing team you guys have. And it was so funny. Halfway through the presentation, we would have investors say, wow, this is all women?

And so, what really was compelling to us is that we were able to put together a very well diverse team of all women based off the expertise, the experience, and the quality was there instantly because of that. A lot of SPACs out there, people say, well, how do you differentiate yourself from other SPACs?

And I would tell you this. I think, yes, there has been a big shift in the market. But when you look at the SPACs that are--the management team, from the board to the advisors on the team, I think when you put together the expertise, the experience, and you’re not just looking at this from a transactional perspective, but you’re really looking at this from relationships where, if you can bring those resources, if you can bring the expertise, you can deploy that.

From day one, we wanted to do a business combination with a company where we could be all-in, not just from looking at can we just take a company public, but can we take a company public that has the potential to truly scale in the market? Can we use our expertise, our relationship and everything we have brought to the table, to help the company do that? That was the number one thing for us, and I think we nailed it.

Nick Clayton

And on the financial side, you mentioned that there’s a lot of different approaches to this. And the ones that Heliogen has connected to, I mean, there’s other listed companies with hydrogen power and cutting-edge energy generation technology, and they trade right now at really wide ranges. I mean, there’s some very, very high, some not as high. And many, like Heliogen, expect to be taking big operational steps two or three years in the future. So for now, what would you say are the key things for investors to look for in evaluating these sorts of ventures? Like, what are the things that they should be looking for, especially milestones, over the next few years?

Bill Gross

The first thing you should look at is what’s the size of the addressable market. And we’ve got a huge addressable market. We’re really, really excited about that. Nothing could be bigger. In fact, I don’t even think there is a bigger addressable market than the industrial sector for renewable energy.

The second thing you should look at is the thing we call TRL level, the technology readiness level of the systems that the company has. Because we built a plant in 2019 that’s been operating for the past two years to show the technology and show that all the software we developed makes the mirrors point properly, that shows that we can achieve the high temperatures necessary--we achieved over 1000 degrees centigrade in November 2019. That was the first time that had ever been achieved, and we’ve been able to sustain those temperatures all the way through. We’ve been able to show the storage technology works. The storage is an essential part of our technology to show we can make power after the sun goes down. We’ve been able to demonstrate that.

So, investors should look at what are the remaining risks. Is the market there? Is the technology ready? And then finally, what are the execution challenges? And I feel we have execution challenges in our company. That’s why we’ve brought in great people to our company, incredible people in manufacturing, incredible people on the science side, the Board of Directors I told you about, to help us navigate everything we need to do to build the company to meet the customer demands.

If investors look at those areas and see that the company is meeting all of them, I think it’s an incredible investment opportunity. I think that the demand in the world right now in this energy transition is so large, I think it really is the biggest business opportunity in history. Every company that can make an impact here, the scale of the opportunity is staggering.

Nick Clayton

And to bring the same question to you, Phyllis, what did you see as being some of the key financial metrics that you judged Heliogen by and how it stood out from the field?

Phyllis Newhouse

Well, we looked at the SPACs that were really performing well, had very strategic PIPE investors. They had various strategics in the IPO and were able to retain those. So, we looked at that market and we said--we looked at some of Bill’s customer base, and if we could predict and say, well, no one really knows this market, there’s been kind of a lot of turbulence over the last year. But we really looked at the fact that we thought that bringing more strategic investors in on the PIPE side, that Heliogen had a great opportunity to really trade up well.

And we still believe that because, when we looked at the customer base, we looked at projections for the future in terms of who they’ve already aligned themselves with in terms of the customer base, we really saw that this was going to be a great opportunity, and understanding there were a few that were out there. But we looked at this from more of a strategic landscape when we looked at this SPAC.

Helena Haddad

And could you tell us a bit more about how you plan to use the capital raised in this transaction? And what are some of the benefits you see coming from being a listed company in the future?

Bill Gross

The place that we plan to use the capital is to scale the research and development to continue to drive down the cost, to scale our manufacturing to make the capabilities of handling all the customer demand, and to drive down the cost through learning curve.

So, learning curve is a factor that has happened in solar and wind to date, and we want to apply that to our technology as well. Learning curve means that, in solar for existing PV panels, for every doubling of cumulative power installed the price has gone down about 25%. So, every time you make more and more of something, you get learnings. You make improvements. You make tweaks.

We have someone who heads our manufacturing who previously--his name is Andy Lambert. He was working directly for Elon at SpaceX building their rocket assembly line for 10 years. Before that, he was working at BMW building their assembly line to make cars. Elon had hired him because he was capable of building something high-quality, high performance, good cost at scale. He’s joined Heliogen to do the same thing for us.

At BMW, he would make something like five tweaks a week to the assembly line, each thing to eke out a little bit more performance. We need to do that same thing in Heliogen, just continue to refine the way we manufacture, just keep on taking efficiency, efficiency driving down cost. We’re doing all of that through automation. That’s the first place we want to use the capital is really, really drive down the cost, R&D, as I described.

And then finally, the reason for being a public company and one of the great benefits that comes to us is customers will know we will be around for 20 years to service them. These industrial companies, they are multi-billion dollar, in some cases multi-hundred billion dollar companies, that want to know that we have the capital on our balance sheet to service them for many years to come. So, this is going to open up even new opportunities for us.

All of the opportunities we have to date were for us as a private company when people didn’t know if we would be around to service them for 20 years. And post the IPO, it will open up even new opportunities for conservative companies to work with us as part of their energy transition efforts because they know we’ll be there to support them.

Helena Haddad

Great. And this transaction’s completion vote is just around the corner, but what other news should investors be looking out for as Heliogen finishes this transaction and keeps moving forward towards commercialization?

Bill Gross

We have announced some very exciting things in the past few months. We announced the definitive agreement with Woodside with the limited notice to proceed on that first plant. We announced a partnership with Bloom Energy to make green hydrogen more cost-effectively by using their high-temperature solid oxide electrolyzer, and we announced that we demonstrated that at our Lancaster facility. That was a really huge accomplishment from our team and portends very low hydrogen prices in the future.

We announced our board members most recently, and we have new announcements coming of technological milestones that the company will be achieving toward the building of its first plants for customers. And of course, we’ll be announcing new customers from time to time as well. We’re very excited about all the inbound interest.

So far, the company has not done any marketing. All the customers have come inbound because they’ve heard about our technology. I think one thing that will happen as part of our going public is that more companies will know about us. And especially farther away, companies in Europe, companies in Africa, companies in the Middle East who are huge energy consumers, will probably be reaching out to us. It allows us to get customers very cost-effectively because there’ll be more awareness about our company post our IPO.

Nick Clayton

Great. And a lot of other companies that have gone the SPAC route, one of the opportunities they’ve used with the public listing is to get a little more flexibility with M&A moving forward. I imagine there’s lots of different technical bits that could improve your build. Is that something you’re planning on, and what would be your approach to that?

Bill Gross

Absolutely. We would love to find other companies that could contribute to improving our technology, and we would be thrilled to join with other partners. We also are thrilled to use this new news of what our company is undertaking to attract great employees.

We are looking for talent. We are getting great talent to join us because of the mission we’re on, but still very few people have heard of Heliogen. So, being a listed company, HLGN on the New York Stock Exchange, that will be a really big deal for people hearing about us. We really want people who are passionate about the environment, passionate about reducing the cost of renewable energy to reach out to us and join us in this mission.

Nick Clayton

Great. Well, I’m very glad that SPAC Insider’s podcast audience is now among those that have heard about Heliogen. It’s a really fascinating company. We really look forward to watching everything you’re going to be doing in the coming years and seeing all the different changes you’re going to be making as well to this platform. I think it’s going to be something to watch for quite a while.

Bill Gross

Well, thank you so much for helping us spread the word about this technology. Like I said, this is been a dream of my whole life, and I’m so glad we’re in the right place at the right time to be able to pull it off.

III.	Twitter Posts

The linked article appears above under Section I.

The transcript of the linked podcast appears above under Section II.

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that has been declared effective by the SEC, which includes a prospectus of Athena with respect to the securities to be issued in connection with the business combination with Heliogen, Inc. (“Heliogen”) and a definitive proxy statement of Athena with respect to the special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions (“Special Meeting”). The combined proxy statement/prospectus relating to the proposed business combination was mailed to Athena’s stockholders on or about December 6, 2021. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with Athena’s solicitation of proxies for its Special Meeting because these materials contain important information about Heliogen, Athena and the proposed business combination and related transactions. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination were mailed to stockholders of Athena as of November 23, 2021. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are contained in the definitive proxy statement/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.